September 10, 2004

Hillier Funds Trust
36 West 8th Street
Suite 210
Holland, Michigan 49423

Gentlemen:

        Notwithstanding Section 3 of the Investment Advisory Agreement between you, Hillier Funds Trust, and us, Hillier Capital Management, LLC, with respect to Hillier Sanctuary Fund (the “Fund”), we hereby agree to pay all of the expenses of the Fund to the extent that the total expenses borne by the Fund (excluding all federal, state and local taxes, interest, reimbursement payments to securities lenders for dividend and interest payments on securities sold short, brokerage commissions and extraordinary items (“excluded expenses”)) in the fiscal period ending September 30, 2005 exceed 1.25% of the Fund’s average daily net assets. You shall monitor the Fund’s expenses on a monthly basis. If the accrued amount of the expenses of the Fund (less excluded expenses) exceeds the expense limitation herein, the Fund shall create an account receivable from us and invoice us for the excess. If later in such fiscal period the accrued expenses (less excluded expenses) of the Fund fall below 1.25% of the Fund’s average daily net assets, the Fund shall repay to us the amounts we previously paid, but only to the extent accrued expenses (less excluded expenses) are less than 1.25% of the Fund’s average daily net assets for the fiscal period. In subsequent periods, we cannot recoup any fees waived. This agreement can be terminated only by the Board of Trustees of Hillier Funds Trust.

(Signature page follows.)

Very truly yours,
HILLIER CAPITAL MANAGEMENT, LLC
By: /s/ Michael Smorch
Michael Smorch, President

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